Exhibit 99.1

Dr. Reddy's Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900 Fax: + 91 40 4900 2999 Email: mail@drreddys.com Web: www.drreddys.com

April 29, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

This is to inform that Dr. Reddy’s Laboratories Limited (“Dr. Reddy’s”) has on April 29, 2026, received a Notice of Compliance (i.e. an approval) from the Pharmaceutical Drugs Directorate, Canada (“Health Canada”) regarding its Abbreviated New Drug Submission (ANDS) of Semaglutide Injection. The relevant details as required under Regulation 30 of the SEBI Listing Regulations read with the SEBI Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026, are as hereunder:

1	Name of the regulatory or licensing authority.	Pharmaceutical Drugs Directorate, Canada, (Health Canada)
2	Brief details of the approval/license obtained.	Notice of Compliance (NOC) granted for Semaglutide Injection
3	Impact/relevance of such approval/license to the listed entity.	The issuance of the NOC authorizes the commercialization, sale, and distribution of Semaglutide Injection in Canada
4	Period for which such approval/license is valid.	The approval does not have a fixed expiry date

A press release being issued in relation to the above matter is enclosed for reference.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

 K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

CONTACT
DR. REDDY'S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AISHWARYA SITHARAM	PRIYA K
	AISHWARYASITHARAM@DRREDDYS.COM	PRIYAK@DRREDDYS.COM

Dr. Reddy's Laboratories Announces Health Canada Approval for Generic

Semaglutide Injection in Canada

•	Dr. Reddy’s becomes the first company to receive marketing authorization for generic Semaglutide Injection in Canada
•	The market authorization was granted to Dr. Reddy’s ahead of Health Canada’s review target date

HYDERABAD, INDIA & MISSISSAUGA, ONTARIO, April 29, 2026 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; along with its subsidiaries together referred to as “Dr. Reddy’s”), a global pharmaceutical company, today announced that it has received a Notice of Compliance (NOC) from Health Canada for its generic Semaglutide Injection. Dr. Reddy’s becomes the first company to receive the market authorization for generic Semaglutide Injection* in Canada, ahead of Health Canada’s review target date. The market authorization covers the 2 mg / pen (1.34 mg / mL) and 4 mg / pen (1.34 mg / mL). With launch preparations underway, Dr. Reddy’s is well- positioned to bring this important treatment option available to Canadian patients.

As per Public Health Agency of Canada, around 3.9 million people (9.7% of the population) in Canada over a year old live with diagnosed diabetes. In addition, over 6% of adults in Canada live with prediabetes, which gives them a higher chance of developing type 2 diabetes. The number of people living with diabetes is expected to continue to increase as Canada's population ages and grows 1. GLP-1 receptor agonist therapies, including Semaglutide, are supported by a substantial global clinical evidence base demonstrating improvements in glycemic control, as measured by HbA1c, in adults with type 2 diabetes when used as part of a comprehensive diabetes management strategy. Canada is recognized as the world's second-largest market for Semaglutide2.

Health Canada’s approval demonstrates Dr. Reddy’s expertise in complex generics and peptide-based therapeutics, supported by in-house API as well as formulation development capabilities. The API is entirely produced in-house, with finished product manufacturing currently carried out by the company’s manufacturing partner, OneSource Specialty Pharma Limited.

1 https://www.canada.ca/en/public-health/services/diseases/diabetes.html

2 IQVIA MAT Q3 2025 DATA

Erez Israeli, Chief Executive Officer, Dr. Reddy’s, said: “The approval of our generic Semaglutide Injection by Health Canada represents a significant milestone in our GLP-1 journey and underscores our expertise in complex product development, peptide science, and our ability to meet stringent global regulatory standards. Canada remains a priority market for us. As the first company to receive market authorization for generic Semaglutide Injection in Canada, we remain dedicated to expanding access to innovative, high‐quality, affordable GLP‐1 treatments for patients with diabetes in the country. Additionally, with our in-house development capabilities, we are committed to ensuring a reliable and consistent supply of this important therapy for Canadian patients. This approval further fortifies our long-standing presence in Canada and enhances our diabetes management portfolio for regulated markets.”

* Semaglutide Injection (semaglutide) is indicated for the once-weekly treatment of adult patients with type 2 diabetes to improve glycemic control, in combination with

•	diet and exercise in patients for whom metformin is inappropriate due to contraindication or intolerance
•	metformin, when diet and exercise plus maximal tolerated dose of metformin do not achieve adequate glycemic control
•	metformin and a sulfonylurea, when diet and exercise plus dual therapy with metformin and a sulfonylurea do not achieve adequate glycemic control
•

metformin or a sulfonylurea and a sodium-glucose cotransporter 2 inhibitor (SGLT2i), when diet and exercise plus metformin or a sulfonylurea, in addition to an SGLT2i, do not achieve adequate glycemic control

•	basal insulin with metformin, when diet and exercise plus basal insulin with metformin do not achieve adequate glycemic control

Semaglutide has not been studied in combination with prandial insulin (short acting). Semaglutide Injection is not a substitute for insulin. Semaglutide Injection should not be used in patients with type 1 diabetes mellitus (formerly known as insulin-dependent diabetes mellitus or IDDM) or for the treatment of diabetic ketoacidosis.

Please consult the product monograph for complete prescribing information, warnings and precautions, adverse reactions, and contraindications.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait,’ we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2025. The company assumes no obligation to update any information contained herein.